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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F /x/        Form 40-F / /

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /        No /x/

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .]

Contact:

Wavecom Lisa Ann Sanders, Investor Relations Director lisaann.sanders@wavecom.com Phone: (33) 1.46.29.41.81	Citigate Financial Intelligence (U.S.) Victoria Hofstad/Jessica Wolpert victoria.hofstad@citigatefi.com Phone: (212) 688-6840

WAVECOM ANNOUNCES THIRD QUARTER 2002 EARNINGS

    •    Company reports record revenues of €171 million up 91% from Q3 2001 and up 26% from Q2 2002
    •    Strong profitability—gross margin reached 32% of sales and operating income was
€26.6 million for the quarter

Issy-les-Moulineaux, France—Oct. 22, 2002—Wavecom SA (Nasdaq: WVCM; Euronext Nouveau Marché: 7306), the world's number one provider of integrated wireless modules, today announced earnings for the third quarter of 2002. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

        For the third quarter of 2002, Wavecom reported that total revenues rose 91% to €171 million from €89.6 million during the third quarter of 2001, and increased 26% from €136 million achieved in the second quarter of 2002. The rise in revenues reflects continued strong sales into the Asian market. Sales to the Asia-Pacific region represented 87.2% of total revenues, with 10.3% for the Europe/Middle East/Africa region and 2.5% for the Americas region. Sales of WISMO modules accounted for 95.5% of total third quarter revenues (modem sales: 4.2%, service revenues: less than 1%).

        Total product shipments reached 2.9 million units in the third quarter, as Wavecom announced the shipment of its 10 millionth WISMO since production of WISMOs began. Unit shipments increased 39% sequentially from the second quarter. Product backlog remained at €244 million as of September 30, 2002, unchanged from June 30, 2002, but management expects sequential growth in sales for the fourth quarter of 2002.

        The quarterly product revenue breakdown by market was: Personal Communication Devices (which includes mobile telephones and personal digital assistants), 84.2%; Machine to Machine (M2M), 4.0%; Automotive, 2.8%; and indirect sales to Distributors, 9.0%, which the Company believes represents primarily the M2M application market.

        Product gross margin for the third quarter 2002 reached 32%, compared with 29.2% for the previous quarter and 21.2% for the third quarter last year. The strong increase reflects both continuing improvement in manufacturing efficiency and component price declines. Average selling prices for WISMOs continued to trend down, decreasing by 9% from the previous quarter and 27% from the third quarter of 2001. Wavecom plans to continue its aggressive price reduction strategy in order to achieve two goals: first, to expand its addressable market and secondly, to increase volumes with existing customers.

        Operating expenditures for the third quarter of 2002 were €27.1 million, versus €16.7 million for the previous year's third quarter and €26.5 million for the second quarter of 2002. The increase from Q3 2001 is largely a result of a headcount rise across the board in order to support the continued rapid growth of the Company. At September 30, 2002, total personnel numbered 825 compared with 725 at the end of June 2002 and 580 at the end of December 2001.

        For the third quarter of 2002, Wavecom increased operating income to €26.6 million (15.6% of sales), compared with €1.5 million during the same quarter a year ago, and representing an increase of 110% from operating income of €12.7 million in the second quarter of 2002.

        The Company reported net income of €17.3 million for this year's third quarter, or €1.16 per share (€1.11 on a diluted basis), compared with €4.2 million, or €0.29 per share (€0.27 on a diluted basis), for the third quarter of 2001. This represents an increase of 201% compared with the second quarter 2002 net income of €5.8 million, or €0.39 per share (€ 0.37 on a diluted basis). During the quarter, the Company had interest income of €787,000 and a net foreign exchange gain of €981,000. Wavecom had tax expense for the first time during the third quarter of 2002 amounting to €11.3 million. All tax loss carry forwards in France have now been fully utilized.

        For the nine months ended September 30, 2002, total revenues were €415.7 million compared with €217.3 million for the comparable 2001 period—an increase of 91%. The Company reported total gross profit of €120.9 million (reflecting a product gross margin of 29.7%) for the first nine months of 2002, up significantly compared with €40.8 million (with a product gross margin of 18.4%) in the first nine months of 2001. For the nine months ended September 30, 2002, operating income totaled €45.6 million compared with an operating loss of €1.5 million in the same period in 2001. Net income for the first nine months of 2002 was €30.8 million, or €2.07 per share (€2.00 diluted), compared to €3.1 million, or €0.21 per share (€0.20 diluted) in the first nine months of 2001.

        Inventories increased significantly from €29.3 million at the end of Q2 2002 to €48 million as of September 30, 2002 as the company managed a number of factors related to adjustments in customer forecasts and new Wavecom product introductions. As of September 30, 2002, the Company had cash, cash equivalents and short-term investments of €148 million, compared with €123 million at June 30, 2002.

        Wavecom Chairman, Michel Alard commented "We are very satisfied with Wavecom's strong financial performance during the third quarter of 2002, although limited longer-term visibility causes us to maintain a conservative outlook. Nevertheless, we believe the evolutions of the wireless market space are favorable to Wavecom and that our leading-edge technology positions us to compete very aggressively."

        Fourth quarter and full year 2002 revenues will be announced on January 22, 2003 at 7:30 am Paris time. Complete results for the fourth quarter and full year 2002 will be reported on February 11, 2003 at 7:30 am Paris time.

        Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the Q3 2002 conference call commentary webcast.

About Wavecom

        A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS, CDMA and future 3G networks.

        WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

        Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €

322.7 million in 2001 and €415.7 million in the nine months ended September 30, 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marché 7306) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

        This press release may contain forward-looking statements that relate to the Company's plans objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

        —Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share data)

        Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended September 30,
	2001	2002	2002
	Euro	Euro	USD
Revenues:
Product sales	88,972	170,485	168,422
Technology development and other services	582	534	528

	89,554	171,019	168,950
Cost of revenues:
Product sales	70,094	115,918	114,515
Technology development and other services	1,231	1,431	1,414

	71,325	117,349	115,929

Gross profit	18,229	53,670	53,021
Operating expenses:
Research and development	9,162	14,870	14,690
Sales and marketing	3,320	5,144	5,082
General and administrative	3,767	6,632	6,552
Amortization of goodwill	69	—	—
Amortization of deferred stock-based compensation	431	428	423

Total operating expenses	16,749	27,074	26,747

Operating income	1,480	26,596	26,274

Interest income, net	951	787	777
Foreign exchange gain	1,243	981	969

Total financial income	2,194	1,768	1,746

Income before minority interests and income taxes	3,674	28,364	28,020
Minority interests (benefit)	(324)	(242)	(239)

Income before income taxes	3,998	28,606	28,259
Income tax expense (benefit)	(223)	11,310	11,173

Net income	4,221	17,296	17,086

Basic net income per share	0.29	1.16	1.14

Diluted net income per share	0.27	1.11	1.10

Number of shares used for computing:
— basic net income per share	14,718,631	14,971,841	14,971,841
— diluted net income per share	15,384,206	15,530,516	15,530,516

	Nine months ended September 30,
	2001	2002	2002
	Euro	Euro	USD
Revenues:
Product sales	212,632	414,595	409,578
Technology development and other services	4,717	1,060	1,047

	217,349	415,655	410,625
Cost of revenues:
Product sales	173,550	291,488	287,961
Technology development and other services	3,039	3,273	3,233

	176,589	294,761	291,194

Gross profit	40,760	120,894	119,431
Operating expenses:
Research and development	22,451	42,467	41,953
Sales and marketing	8,487	14,216	14,044
General and administrative	9,833	17,352	17,142
Amortization of goodwill	209	—	—
Amortization of deferred stock-based compensation	1,293	1,283	1,267

Total operating expenses	42,273	75,318	74,406

Operating income (loss)	(1,513)	45,576	45,025

Interest income, net	3,032	2,004	1,980
Foreign exchange gain (loss)	330	(7,150)	(7,063)

Total financial income (loss)	3,362	(5,146)	(5,083)

Income before minority interests and income taxes	1,849	40,430	39,942
Minority interests (benefit)	(573)	(295)	(291)

Income before income taxes	2,422	40,725	40,233
Income tax expense (benefit)	(686)	9,878	9,758

Net income	3,108	30,847	30,475

Basic net income per share	0.21	2.07	2.04

Diluted net income per share	0.20	2.00	1.97

Number of shares used for computing:
— basic net income per share	14,714,726	14,905,968	14,905,968
— diluted net income per share	15,405,702	15,451,423	15,451,423

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

        Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At September 30,
	2001	2002	2002
	Euro	Euro	USD
ASSETS
Current assets:
Cash and cash equivalents	128,972	134,337	132,712
Short-term investments	3,008	13,599	13,434
Accounts receivable, net	46,219	65,644	64,850
Inventory, net	13,858	48,000	47,419
Value added tax recoverable	22,251	3,159	3,121
Prepaid expenses and other current assets	12,720	6,419	6,341
Deferred tax assets	—	2,728	2,695

Total current assets	227,028	273,886	270,572
Property and equipment, net	15,666	25,842	25,529
Goodwill, net	5,716	5,135	5,073
Long-term investments	3,476	14,037	13,867
Other assets	8,061	6,475	6,397
Deferred tax assets	—	5,624	5,556

Total assets	259,947	330,999	326,994

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	111,926	114,421	113,037
Accrued compensation	5,755	5,750	5,680
Other accrued expenses	15,525	36,122	35,685
Current portion of loans	488	82	81
Current portion of capitalized lease obligations	201	144	142
Deferred revenue and advances received from customers	2,648	4,064	4,015
Other liabilities	521	13,922	13,754

Total current liabilities	137,064	174,505	172,393
Long-term portion of capitalized lease obligations	228	323	319
Other long-term liabilities	410	1,019	1,007

Total long-term liabilities	638	1,342	1,326
Minority interests	361	65	64
Shareholders' equity:
Shares, Euro 1 nominal value, 15 003 948 shares issued and outstanding at September 30, 2002 (14 810 614 at December 31, 2001)	14,811	15,004	14,822
Additional paid-in capital	135,013	135,547	133,907
Deferred compensation	(2,990)	(1,250)	(1,235)
Retained earnings (deficit)	(25,673)	5,174	5,111
Cumulative translation adjustment	723	612	605

Total shareholders' equity	121,884	155,087	153,210

Total liabilities and shareholders' equity	259,947	330,999	326,994

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

        Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2001	2002	2002
	Euro	Euro	USD
Cash flows from operating activities:
Net income	3,108	30,847	30,475
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization of property and equipment	3,587	7,700	7,607
Amortization of goodwill	209	—	—
Amortization of deferred stock-based compensation	1,293	1,741	1,720
Minority interests	(573)	(295)	(291)
Net increase (decrease) in cash from working capital items	4,927	5,378	5,313

Net cash provided by operating activities	12,551	45,371	44,824

Cash flows from investing activities:
Final payment on Arguin acquisition	462	—	—
Disposal (acquisition) of short-term investments	23,838	(10,591)	(10,463)
Acquisition of long term investments	—	(10,561)	(10,433)
Purchases of property and equipment	(6,756)	(17,886)	(17,670)
Proceeds from sale of property and equipment	—	139	137

Net cash provided (used) by investing activities	17,544	(38,899)	(38,429)

Cash flows from financing activities:
Net decrease in overdrafts and lines of credit	(529)	—	—
Repayment of loans	(146)	(407)	(402)
Principal payments on capital lease obligations	(676)	(184)	(182)
Exercise of stock options and founders' warrants	209	727	718

Net cash provided (used) by financing activities	(1,142)	136	134
Effect of exchange rate changes on cash and cash equivalents	401	(1,243)	(1,228)

Net increase in cash and cash equivalents	29,354	5,365	5,301
Cash and cash equivalents, beginning of period	69,224	128,972	127,411

Cash and cash equivalents, end of period	98,578	134,337	132,712

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
By:	/s/ DEBORAH CHOATE Name: Deborah Choate Title: Chief Financial Officer

Date: October 23, 2002

QuickLinks

WAVECOM ANNOUNCES THIRD QUARTER 2002 EARNINGS
www.wavecom.com
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands, except per share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
SIGNATURES